Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

July 30, 2013

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-13-224045) with the Securities and Exchange Commission (the “Commission”) on May 16, 2013 relating to Transamerica High Yield Muni (the “Fund”), a new series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on June 26, 2013.

The Staff noted that all comments to the Fund’s summary section, as noted below, also apply to the disclosure with respect to the Fund in the section entitled “More on the Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable.

Below are the Staff’s comments on the Registration Statement with respect to the Fund and the Registrant’s responses thereto.

Prospectus Comments

1.	Investment Objective: Please revise the disclosure and relocate the language, “through opportunistic investment in a portfolio of medium- and lower-grade municipal securities that are exempt from federal income taxes for individual investors,” as this disclosure outlines a strategy. The Staff notes that such disclosure may be included under “Principal Investment Strategies.”

Response: The Registrant has made certain revisions to the Fund’s investment objective in response to the Staff’s comment.

2.	Fees and Expenses: Please confirm that the expense limitation agreement for the Fund is filed as an exhibit to the Registration Statement.

Response: The Registrant so confirms.

3.	Fees and Expenses: Please confirm that the Fund has as a principal investment strategy to invest in exchange traded funds and, if so, that there is not more than one basis point of acquired fund fees and expenses included as part of “Other expenses” in the fee table.

Response: The Registrant so confirms.

4.	Fees and Expenses: Please confirm that dividends and expenses related to short sales will be reflected in the fee table. The Staff notes that these expenses should be included as part of “Other expenses” in the fee table.

Response: The Registrant so confirms.

5.	Fees and Expenses: Please confirm that the fee waiver expiring July 31, 2014 was applied only to the calculation of the “1 Year” expense example and was not extended to the calculation for “3 Years.”

Response: The Registrant so confirms.

6.	Principal Investment Strategies: Please add disclosure indicating that at least 80% of the Fund’s net assets will be invested in such municipal fixed-income securities that are rated below investment grade as required by the Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: As noted by the Staff in response to Question 7 in the Frequently Asked Questions about Rule 35d-1 (Investment Company Names), a fund that uses the term “high-yield” in conjunction with a term such as “municipal” which suggests the fund invests in tax-exempt bonds is not required to invest at least 80% of its assets in bonds that are rated below investment grade. The Registrant has therefore not added the requested disclosure.

7.	Principal Investment Strategies: Please define “high yield securities” or “high yield” in the summary section.

Response: The Registrant has made revisions consistent with the Staff’s comment.

8.	Principal Investment Strategies: Please revise the sentence, “The fund has the flexibility to invest in a broad array of credit issues” to clarify conformity with the Rule 35d-1.

Response: Please see the response to Comment 6. The Registrant has made certain revisions to the sentence in response to the Staff’s comment.

9.	Principal Investment Strategies: Please provide an explanation that distinguishes “duration” from “maturity” or provide an example of how duration impacts the Fund. The Staff notes that the requested duration example could be added to the “Interest Rate” risk disclosure under Item 9.

Response: The Registrant has made revisions consistent with the Staff’s comment.

10.	Principal Investment Strategies: Please disclose the Fund’s policy, if one exists, to invest a certain specified percentage of the Fund’s assets in derivatives.

Response: The Registrant notes that the Fund does not currently have a policy to invest a certain percentage of the Fund’s assets in derivatives.

11.	Principal Risks: Please revise the “Derivatives” risk disclosure to focus on those derivatives in which the Fund will invest.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Item 3 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

12.	Principal Risks: Please confirm that “Market” risk is applicable to this Fund.

Response: The Registrant so confirms.

13.	More on Risks of Investing in the Fund: Please revise the “Derivatives” risk disclosure to focus on those derivatives in which the Fund will invest to align with changes to the corresponding Item 4 risk disclosure, per comment #11 above.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Item 9 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

14.	More on Risks of Investing in the Fund: Please confirm that “Interest Rate” risk is not a principal risk of the Fund or add interest rate risk disclosure under “Principal Risks.”

Response: The Registrant confirms that interest rate risk is a principal risk of the Fund. The risk factor was included among the Item 4 risks but was accidentally omitted from the Item 9 risks. The risk factor has now been added to the Item 9 risks.

15.	Selling Shares: Please revise the disclosure to reflect that redemption proceeds will be withheld for no more than 7 calendar days from the date of sale or supplementally provide an explanation as to why it can be delayed up to 15 calendar days.

Response: As stated in the prospectus, in cases where shares have recently been purchased and the money is not yet available, redemption proceeds will be withheld for 15 calendar days from the date of purchase to allow time for a purchase check to clear. The Registrant wishes to keep this disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the prospectus at this time. The Registrant will consider adding the proposed language at the time of the annual update to its registration statement.

16.	Features and Policies: Please add disclosure under “Investment Policy Changes” stating whether shareholders will be notified of changes to the Fund’s investment strategies.

Response: The Registrant believes that the Fund’s current disclosure appropriately addresses the requirements of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

Statement of Additional Information Comments

17.	Investment Objectives, Policies, Practices and Associated Risk Factors: Please revise the disclosure relating to fundamental policy relating to real estate under “Additional Information About Fundamental Investment Policies” to reflect that investments in real estate are neither permitted nor prohibited under the 1940 Act.

Response: The Registrant believes that the Fund’s current disclosure accurately describes the treatment of real estate investments under the 1940 Act. The Registrant has therefore not made revisions to the disclosure.

18.	Investment Objectives, Policies, Practices and Associated Risk Factors: Please revise the narrative disclosure under “Additional Information About Fundamental Investment Policies” on concentration to clarify that the Fund cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests. The Registrant could address this comment by saying that municipal governments and their authorities, agencies, instrumentalities or political subdivisions will not be considered an industry for the purposes of concentration.

Response: The Registrant notes that the sentence that immediately follows the disclosure in question states that “[a]ccordingly, issuers of the foregoing securities will not be considered to be members of any industry.” As the “foregoing securities” include securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions, the Registrant believes the current disclosure addresses the Staff’s comment.

19.	Additional Information Regarding Investment Practices: Under “Additional Information About Fundamental Investment Policies” concerning the fundamental policy relating to concentration, please revise the disclosure to delete the carve-out for “securities of foreign governments.” Please also revise the disclosure to reflect that only money market funds can choose to concentrate in bank issues.

Response: We have not made the requested change concerning the securities of foreign governments. We are not aware of any formal Staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. We also note that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” In addition, we note that our treatment of foreign governments is consistent with the fundamental policies of other funds currently in operation. See, e.g., Dreyfus Emerging Markets Local Currency Funds, in its registration statement dated October 1, 2012 (emphasis added):

Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. Securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Fundamental Policy.

The Registrant also notes that the ability to invest without limitation in bank obligations under the concentration policy is limited solely to Transamerica Money Market.

20.	Additional Information Regarding Investment Practices: Please clarify the disclosure “the subsequent change in percentage resulting from change in values in or assets, or change in credit quality, not constituting a violation of a percentage limitation” to reflect that this does not extend to borrowing.

Response: The Registrant has made revisions consistent with the Staff’s comment.

21.	Additional Information Regarding Investment Practices: Please provide an explanation that distinguishes “duration” from “maturity” or provide an example of how duration impacts the Fund.

Response: The Registrant has made revisions consistent with the Staff’s comment.

22.	Additional Information Regarding Investment Practices: Please revise the “swaps, caps, floors and collars” disclosure with respect to credit default swaps to reflect that the full notational amount of a credit default swap will be covered for the purposes of segregation.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

23.	Disclosure of Portfolio Holdings: Please revise and update the section, “Commodity Exchange Act Registration.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

24.	Investment Advisory and Other Services: Please confirm whether the Adviser can waive 12b-1 fees that are paid to TCI, an affiliate.

Response: The Registrant has clarified the disclosure in response to the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1814 with any questions.

Very truly yours,

/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President

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